A special meeting of the fund's shareholders was held on March 17, 2015. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of VIP Growth Strate-gies Portfolio to VIP Mid Cap Portfolio in exchange solely for corresponding shares of beneficial interest of VIP Mid Cap Portfolio and the assumption by VIP Mid Cap Portfolio of VIP Growth Strategies Portfolio's liabilities, in complete liquidation of VIP Growth Strategies Portfolio.

	# of Votes	% of Votes
Affirmative	40,709,941.02	91.905
Against	2,094,269.38	4.728
Abstain	1,491,762.57	3.367
TOTAL	44,295,972.97	100.000